Exhibit 99.1

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(in United States Dollars, unless otherwise stated)

CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of United States dollars)

	September 30	December 31
	2012	2011
As at		(Note 3)

ASSETS
Current assets
Cash and cash equivalents (Note 5)	$55,690	$179,444
Receivables (Note 10)	51,843	64,523
Investments (Note 6)	117,893	7,588
Inventories (Note 7)	69,638	137,091
Prepaids and deposits	3,397	6,204
Assets held for sale (Note 4(c) and 19)	670,069	142,276
	968,530	537,126

Non-current assets
Long-term inventory (Note 7)	66,262	51,238
Investments (Note 6)	220	290
Other long-term assets (Note 4(b))	75,076	60,576
Property, plant and equipment & mining interests (Note 8)	1,585,743	2,032,800
Intangible assets (Note 4(a))	52,322	21,835
Goodwill	475,214	475,214
	$3,223,367	$3,179,079

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	$68,025	$138,478
Current income tax liability	13,990	3,635
Derivative liabilities	2,867	6,610
Current portion of long-term debt and equipment financing obligations (Note 9)	4,770	5,056
Current portion of other long-term liabilities	786	800
Current portion of provisions (Note 10)	19,761	10,614
Liabilities associated with assets held for sale (Note 4(c) and 19)	122,187	59,267
	232,386	224,460

Non-current liabilities
Long-term debt and equipment financing obligations (Note 9)	293,093	217,251
Option component of convertible senior notes	9,849	20,081
Other long-term liabilities	2,098	4,064
Provisions	30,616	38,650
Derivative liabilities	-	3,910
Deferred income tax liability	335,553	429,525
	903,595	937,941

SHAREHOLDERS' EQUITY
Capital stock (Note 11)	2,306,099	2,301,419
Contributed surplus	49,263	45,232
Deficit	(35,516)	(94,190)
Accumulated other comprehensive loss	(74)	(11,323)
	2,319,772	2,241,138
	$3,223,367	$3,179,079

Events after the reporting period (Note 19)

See accompanying notes to the unaudited condensed consolidated financial statements	1

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands of United States dollars)

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
		(Note 4(d))		(Note 4(d))

Revenue from mining operations	$39,772	$29,127	$100,503	$54,236

Cost of sales:
Production costs, excluding amortization & depletion	13,923	10,707	34,092	23,788
Refining costs	92	119	308	220
Amortization and depletion	3,886	2,203	9,142	4,278
Reclamation, care and maintenance costs	8,337	-	12,173	-
Total cost of sales	26,238	13,029	55,715	28,286

General and administrative	8,810	5,011	24,091	16,282
Exploration and business development	349	2,617	879	12,718
Impairment charge (Note 8)	-	-	1,537	-
Earnings / (loss) from operations (Note 12)	4,375	8,470	18,281	(3,050)

Finance costs	(778)	(841)	(1,340)	(1,710)
Foreign exchange (loss) / gain	(6,986)	5,608	(12,106)	5,646
Other income (Note 13)	36,234	13,643	29,263	14,236
Earnings before income taxes	32,845	26,880	34,098	15,122

Deferred income tax recovery	(17,150)	(463)	(21,040)	(1,715)
Current income tax expense (Note 14)	6,977	6,717	18,939	10,569
	(10,173)	6,254	(2,101)	8,854

Net earnings from continuing operations	$43,018	$20,626	$36,199	$6,268
Net (loss) / earnings from discontinued operations (Note 4(d))	(7,781)	41,988	22,475	92,655
Net earnings	$35,237	$62,614	$58,674	$98,923

Earnings per share (Note 15)

Basic earnings per share from continuing operations	$0.15	$0.12	$0.13	$0.04
Basic (loss) / earnings per share from discontinued operations	(0.03)	0.24	0.08	0.58
Basic earnings per share	$0.12	$0.36	$0.21	$0.62

Diluted earnings per share from continuing operations	$0.10	$0.12	$0.09	$0.04
Diluted (loss) / earnings per share from discontinued operations	(0.03)	0.24	0.07	0.57
Diluted earnings per share	$0.07	$0.36	$0.16	$0.61

Weighted average shares outstanding (Note 15)

Basic	282,235,806	173,964,930	282,086,147	160,424,171
Diluted	297,463,382	174,997,667	297,580,168	161,133,780

See accompanying notes to the unaudited condensed consolidated financial statements	2

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited, in thousands of United States dollars)

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011

Net earnings	$35,237	$62,614	$58,674	$98,923

Other comprehensive income / (loss) from continuing operations:
Unrealized gain / (loss) on investments	10	(69)	(29)	(1,272)
Reclassification of realized gains on investments	-	(4,977)	-	(7,448)
Total other comprehensive income / (loss) from continuing operations	10	(5,046)	(29)	(8,720)

Other comprehensive income / (loss) from discontinued operations:
Unrealized gain / (loss) on derivatives designated as cash flow hedges	2,059	(11,507)	5,458	(10,431)
Reclassification of realized losses / (gains) on cash flow hedges to earnings	2,384	531	4,179	(1,031)
Foreign exchange loss on translation of discontinued operations (Note 4(d))	-	-	(480)	-
Reclassification of foreign exchange loss on translation to earnings (Note 4(d))	-	-	2,199	-
Tax effect	(665)	-	(78)	-
Total other comprehensive income / (loss) from discontinued operations	3,778	(10,976)	11,278	(11,462)
Total other comprehensive income / (loss)	3,788	(16,022)	11,249	(20,182)
Comprehensive income	$39,025	$46,592	$69,923	$78,741

See accompanying notes to the unaudited condensed consolidated financial statements	3

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of United States dollars)

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
		(Note 4(d))		(Note 4(d))

OPERATING ACTIVITIES
Net earnings from continuing operations	$43,018	$20,626	$36,199	$6,268
Payment of disposition-related costs	(1,497)	-	(1,497)	-
Payment of provisions	(1,967)	(998)	(6,082)	(2,029)
Items not affecting cash (Note 16)	(39,006)	(14,597)	(20,668)	(2,447)
Change in non-cash operating working capital (Note 16)	(3,786)	3,945	(2,020)	7,164
Operating cash flows from continuing operations	(3,238)	8,976	5,932	8,956

INVESTING ACTIVITIES
Acquisition of Capital Gold Corporation, net of cash acquired	-	-	-	(54,105)
Proceeds from disposition of Australian operations, net of cash sold (Note 4(a))	-	-	44,755	-
Proceeds from disposition of El Cubo and Guadalupe y Calvo, net of cash sold (Note 4(b))	99,157	-	99,157	-
Purchase of investments	-	(46,625)	-	(46,875)
Sale of investments	-	64,056	7,381	69,520
Expenditures on property, plant and equipment, mining interests and intangible assets	(79,859)	(7,858)	(308,323)	(14,119)
Investing cash flows from continuing operations	19,298	9,573	(157,030)	(45,579)

FINANCING ACTIVITIES
Repayment of equipment financing obligations	(985)	-	(2,404)	-
Proceeds from long-term debt and equipment financing obligations	5,127	-	77,419	10,000
Payment of financing fees on long-term debt	-	-	(1,877)	-
Proceeds from exercise of stock options	14	3,105	561	5,489
Proceeds from exercise of warrants	-	15,379	-	15,379
Financing cash flows from continuing operations	4,156	18,484	73,699	30,868
Impact of foreign exchange on cash	274	(1,904)	(1,523)	(1,437)

Net increase / (decrease) in cash and cash equivalents from continuing operations	20,490	35,129	(78,922)	(7,192)
Net (decrease) / increase in cash and cash equivalents from discontinued operations (Note 4(d))	(20,825)	7,836	(44,832)	39,134

Cash and cash equivalents, beginning of period	56,025	102,119	179,444	113,142
Cash and cash equivalents, end of period	$55,690	$145,084	$55,690	$145,084

See accompanying notes to the unaudited condensed consolidated financial statements	4

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, in thousands of United States dollars)

	September 30	September 30
For the nine months ended	2012	2011

Capital stock
Balance, beginning of period	$2,301,419	$881,960
Shares issued on acquisition of Capital Gold Corporation	-	347,725
Shares issued as payment for acquisition-related services	-	2,704
Shares issued as payment for disposition-related services	1,736	-
Shares issued through employee share purchase plan	1,377	509
Shares issued on redemption of deferred share units	289	-
Shares issued for cash pursuant to exercise of warrants issued	-	15,379
Fair value of warrants exercised	-	3,977
Shares issued for cash pursuant to exercise of stock options	561	5,489
Fair value of share-based compensation	717	5,436
Balance, end of period	$2,306,099	$1,263,179

Contributed surplus
Balance, beginning of period	$45,232	$23,080
Options issued on acquisition of Capital Gold Corporation	-	5,206
Fair value of deferred share units redeemed	(289)	-
Fair value of share-based compensation	(717)	(5,436)
Share-based compensation	5,037	3,536
Balance, end of period	$49,263	$26,386

Deficit
Balance, beginning of period	$(94,190)	$(271,042)
Net earnings	58,674	98,923
Balance, end of period	$(35,516)	$(172,119)

Accumulated other comprehensive loss
Balance, beginning of period	$(11,323)	$9,662
Other comprehensive income / (loss)	11,249	(20,182)
Balance, end of period	$(74)	$(10,520)

Total shareholders' equity	$2,319,772	$1,106,926

See accompanying notes to the unaudited condensed consolidated financial statements	5

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

1.	Corporate information

AuRico Gold Inc. and its subsidiaries (collectively, the “Company” or “AuRico Gold”) are engaged in the mining, development and exploration of resource properties. AuRico Gold Inc., the ultimate parent, is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). The Company is incorporated and domiciled in Canada and its head office and registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

The condensed consolidated financial statements of the Company and its subsidiaries were authorized for issue in accordance with a resolution of the Board of Directors dated November 9, 2012.

2.	Basis of presentation and statement of compliance

These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2011.

These condensed consolidated interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011 prepared in accordance with IFRS as issued by the IASB.

3.	Business combinations

On October 26, 2011 (the “acquisition date”), the Company completed the acquisition of Northgate Minerals Corporation (“Northgate”), whereby the Company acquired all of the issued and outstanding common shares of Northgate. Subsequent to the acquisition, Northgate amalgamated into AuRico Gold Inc. For each common share, Northgate shareholders received 0.365 common shares of the Company, which resulted in the issuance of 106,729,666 common shares. As part of the acquisition, the Company acquired the Young-Davidson mine in Northern Ontario, Canada, the Fosterville and Stawell gold mines in Victoria, Australia, and the Kemess underground development project in Northern British Columbia, Canada. The results of Northgate, which include its wholly-owned subsidiaries, have been consolidated with the results of the Company commencing on October 26, 2011.

Total consideration paid of $1,049,337, including 3,183,000 replacement options, was calculated as follows:

Common shares issued	$1,030,046
Fair value of options issued	16,555
Change of control payments	2,597
Fair value of phantom share units issued	139
$1,049,337

In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. Fair values were determined based on independent appraisals, discounted cash flows, and quoted market prices.

During the first nine months of 2012, the Company made certain adjustments and reclassifications to the preliminary allocation of the purchase price that was first disclosed in the fourth quarter of 2011 based on facts and circumstances that existed at the acquisition date. The fair value of the consideration included in the definitive agreement between the Company and Crocodile Gold Corporation (“Crocodile Gold”) for the sale of the Fosterville and Stawell mines provided a more reliable estimate of the fair value of the net assets held for sale at the acquisition date, resulting in an adjustment to assets held for sale and goodwill within the preliminary allocation of the purchase price. In addition, the finalization of Northgate’s final tax return resulted in revisions to previously estimated amounts for current and deferred income taxes and long-term income taxes recoverable that were included in the preliminary allocation of the purchase price. These revisions resulted in an adjustment to receivables, other long-term assets, the deferred tax liability and goodwill within the preliminary allocation of the purchase price. The comparative December 31, 2011 balance sheet was revised to reflect these adjustments and reclassifications. These adjustments and reclassifications did not have an impact on net earnings for the three and nine months ended September 30, 2012.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The following sets forth the final allocation of the purchase price to assets and liabilities acquired, based on final determinations of fair value:

	Preliminary	Adjustments	Final
Cash and cash equivalents (1)	$123,244	$-	$123,244
Receivables	34,039	(930)	33,109
Investments	802	-	802
Inventories	7,545	-	7,545
Prepaids and deposits	2,765	-	2,765
Other long-term assets	56,093	(439)	55,654
Property, plant and equipment and mining interests	1,059,784	-	1,059,784
Intangible assets	17,958	-	17,958
Assets held for sale	148,463	(12,480)	135,983
Trade payables and accrued liabilities	(72,790)	-	(72,790)
Current income tax liability	(3,625)	-	(3,625)
Long-term debt and equipment financing obligations	(162,991)	-	(162,991)
Option component of convertible senior notes	(43,459)	-	(43,459)
Provisions	(28,977)	-	(28,977)
Deferred income tax liability	(247,811)	(5,063)	(252,874)
Liabilities associated with assets held for sale	(64,484)	-	(64,484)
Goodwill	222,781	18,912	241,693
	$1,049,337	$-	$1,049,337

(1)	At October 26, 2011, subsidiaries included in discontinued operations held cash of $22,996.

4.	Discontinued operations

(a)	Australian operations

As a result of the acquisition of Northgate, the Company acquired the Fosterville and Stawell mines located in the state of Victoria, Australia. From the date of acquisition, the Fosterville and Stawell mines and their related subsidiaries (collectively, the “Australian operations”) met the criteria to be classified as a disposal group held for sale. On May 4, 2012, the Company completed the sale of the Australian operations to Crocodile Gold. The consideration was comprised of CAD $55 million in cash, 20 million Crocodile Gold common shares, and payments based on the future life-of-mine free cash flows, as defined in the agreement, from the Fosterville and Stawell mines (the “retained interest royalty”). Once the cumulative free cash flow generated subsequent to closing has reached CAD $60 million, the Company will receive 100% of the next CAD $30 million of cumulative free cash flow in excess of CAD $60 million, and 50% of the next CAD $30 million of cumulative free cash flow in excess of CAD $90 million. In addition, the Company will receive 20% of any cumulative free cash flow in excess of CAD $120 million. The Australian operations have been presented as discontinued operations within these Condensed Consolidated Financial Statements.

During the nine months ended September 30, 2012, the Company recognized an impairment charge of $22,857 that resulted from the carrying value of the Australian net assets exceeding the estimated fair value of consideration less costs to sell expected to be transferred in the transaction, measured at March 31, 2012. The impairment charge has been included in net (loss) / earnings from discontinued operations in the Condensed Consolidated Statement of Operations.

During the nine months ended September 30, 2012, the Company recognized a loss on disposal of $1,736 that resulted from the carrying value of the Australian net assets exceeding the estimated fair value of consideration received in the transaction, measured at May 4, 2012. The loss on disposal has been included in net (loss) / earnings from discontinued operations in the Condensed Consolidated Statements of Operations.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The major classes of assets and liabilities as well as the fair value of consideration as at the date of disposal were as follows:

Cash and cash equivalents	$10,487
Receivables	2,174
Inventories	20,645
Prepaids and deposits	1,092
Other long-term assets	11,845
Property, plant and equipment & mining interests	106,986
Trade payables and accrued liabilities	(18,449)
Current portion of long-term debt and equipment financing obligations	(5,608)
Current portion of provisions	(11,075)
Long-term debt and equipment financing obligations	(2,386)
Provisions	(15,087)
Net carrying value	$100,624

Cash	$55,242
Crocodile Gold shares	9,642
Retained interest royalty	34,004
Total fair value of consideration received	$98,888

The Company calculated the fair value of the retained interest royalty using a valuation model, which was based on the combined free cash flow expected to be generated by the Fosterville and Stawell mines. This model uses a derivative valuation approach that relies on the gold forward curve, the US dollar to Australian dollar exchange rate forward curve, and the Canadian dollar to Australian dollar exchange rate forward curve to estimate risk-neutral cash flows. The key assumptions used in determining the fair value of these payments were gold prices, operating costs, capital expenditures and the discount rate. The Company forecasted future production, operating costs and capital expenditures based on the expected life-of-mine plans developed from technical reports and historical cost experience. In determining the fair value of the retained interest royalty, the Company assumed an average gold price of $1,642 per ounce and a credit-adjusted discount rate of 12.5% . The retained interest royalty is included in intangible assets on the Condensed Consolidated Balance Sheets and will be amortized into earnings as the Company becomes entitled to free cash flow.

Changes in the assumptions used in determining the fair value of the retained interest royalty at May 4, 2012 would have the following impact on the loss on disposal recognized in net earnings for the nine months ended September 30, 2012:

5% increase in gold prices	$(5,911)
5% decrease in gold prices	$5,761
1% increase in discount rate	$776
1% decrease in discount rate	$(798)
5% increase in operating costs	$3,682
5% decrease in operating costs	$(3,879)

(b)	El Cubo mine and Guadalupe y Calvo exploration property

On July 13, 2012, the Company completed the sale of the El Cubo mine and Guadalupe y Calvo exploration property (“El Cubo and Guadalupe y Calvo”) to Endeavour Silver Corp. (“Endeavour”), through the acquisition by Endeavour of all of the shares of Mexgold Resources Inc., a wholly owned subsidiary of the Company with ownership of these assets. The consideration was comprised of $100 million in cash, 11,037,528 Endeavour common shares, and $50 million in contingent payments to be paid upon the gold price exceeding specified levels and upon the occurrence of certain mine operating performance conditions during the three years following the closing date of the transaction.

El Cubo and Guadalupe y Calvo have been presented as discontinued operations within these Condensed Consolidated Financial Statements. The El Cubo mine had previously been reported in the Mexico reportable segment and the Guadalupe y Calvo exploration property had previously been reported in Corporate and other.

During the three months ended September 30, 2012, the Company recognized a gain on disposal of $24,062 that resulted from the estimated fair value of consideration received in the transaction exceeding the carrying value of the El Cubo and Guadalupe y Calvo net assets, measured at July 13, 2012. The gain on disposal has been included in net (loss) / earnings from discontinued operations in the Condensed Consolidated Statements of Operations.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The major classes of assets and liabilities as well as the fair value of consideration as at the date of disposal were as follows:

Cash and cash equivalents	$843
Receivables	8,133
Inventories	6,853
Property, plant and equipment & mining interests	223,573
Other assets	230
Trade payables and accrued liabilities	(7,513)
Provisions	(2,239)
Deferred income tax liability	(51,719)
Net carrying value	$178,161

Cash	$100,000
Endeavour shares	87,746
Purchase price adjustment receivable	8,650
Contingent consideration	5,827
$202,223

The definitive agreement for the El Cubo mine and Guadalupe y Calvo exploration property contains a purchase price adjustment whereby the purchase price is adjusted by closing working capital and certain other items. This purchase price adjustment had not yet been settled prior to the release of these Condensed Consolidated Financial Statements, and as a result, the Company has recorded its best estimate of the amount receivable from Endeavour.

The contingent consideration asset fair value of $5,827 relates to the $30 million in contingent payments to be paid upon the gold price exceeding specified levels. This asset has been accounted for as a derivative, and has been included in other long-term assets on the Condensed Consolidated Balance Sheets. The fair value of the $20 million in contingent payments based on the occurrence of certain mine operating performance conditions was determined to be $nil as the Company determined that it was not likely that these conditions would be met. Refer to note 17 for further information on the key assumptions and valuation methodology used in determining the fair value of the contingent consideration asset. The model used to calculate the fair value of the contingent consideration asset at July 13, 2012 used an initial gold price of $1,588 per ounce.

Changes in the gold price assumptions used in determining the fair value of the contingent consideration at July 13, 2012 would have the following impact on the gain on disposal recognized in net earnings for the three and nine months ended September 30, 2012:

5% increase in gold prices	$2,129
5% decrease in gold prices	$(1,625)

(c)	Ocampo mine

On October 9, 2012, the Company entered into a definitive agreement with Minera Frisco S.A.B. de C.V. (“Minera Frisco”) pursuant to which Minera Frisco would acquire the Company’s Ocampo mine through the acquisition of all the shares of AuRicoGold de Mexico S.A. de C.V., a wholly owned subsidiary of the Company with ownership of this asset. Refer to note 19 for further information. At September 30, 2012, management determined that the transaction was highly probable to occur and, therefore, the Ocampo mine met the criteria to be classified as a disposal group held for sale. All related assets and liabilities, with the exception of cash, have been presented as held for sale in the Condensed Consolidated Balance Sheets at September 30, 2012. In addition, the financial results of this mine have been presented as net (loss) / earnings from discontinued operations in the Condensed Consolidated Statements of Operations and as a net (decrease) / increase in cash and cash equivalents from discontinued operations in the Condensed Consolidated Statements of Cash Flows, respectively, for the three and nine months ended September 30, 2012 and 2011. The Ocampo mine had previously been reported in the Mexico reportable segment.

As at June 30, 2012, the carrying value of the Ocampo ore in process heap leach inventory exceeded its net realizable value and the Company recorded a net realizable value adjustment of $14,366. As a result of the increase in expected future commodity prices, the Company reversed $6,074 of this net realizable value adjustment at September 30, 2012.

At September 30, 2012, the Company recognized deferred tax liabilities and deferred tax expense of $39,168 with respect to taxable temporary differences on the unremitted earnings of the subsidiary that holds the Ocampo mine. As a result of the negotiations with Minera Frisco, it became probable that the temporary differences would reverse in the foreseeable future, resulting in the recognition of these liabilities at September 30, 2012.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The major classes of assets and liabilities held for sale at September 30, 2012 were as follows:

Receivables	$31,239
Inventories	103,491
Prepaids and deposits	1,769
Long-term ore in process inventory	12,636
Other long-term assets	1,515
Property, plant and equipment & mining interests	516,632
Intangible assets	2,787
Assets held for sale	$670,069

Trade payables and accrued liabilities	$(27,178)
Current portion of long-term debt and equipment financing obligations	(857)
Other long-term liabilities	(124)
Provisions	(5,715)
Deferred income tax liability	(88,313)
Liabilities associated with assets held for sale	$(122,187)

(d)	Results from discontinued operations

The results of these discontinued operations are presented as net (loss) / earnings from discontinued operations in the Condensed Consolidated Statements of Operations and as a net (decrease) / increase in cash and cash equivalents from discontinued operations in the Condensed Consolidated Statements of Cash Flows. Comparative periods have been adjusted accordingly.

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
Net (loss) / earnings from discontinued operations:
Australian operations
Revenue from mining operations	$-	$-	$87,267	$-
Cost of goods sold	-	-	(57,288)	-
General and administrative	-	-	(495)	-
Exploration and business development	-	-	(911)	-
Impairment charge	-	-	(22,857)	-
Earnings from operations	-	-	5,716	-
Foreign exchange loss	-	-	(14)	-
Other income	-	-	92	-
Earnings before income taxes prior to disposition	-	-	5,794	-
Income tax expense	-	-	-	-
Net earnings prior to disposition	-	-	5,794	-
Loss on disposal	-	-	(1,736)	-
Disposition-related costs	-	-	(1,034)	-
Income tax recovery on disposal	-	-	366	-
Reclassification of foreign exchange loss on translation from other comprehensive income	-	-	(2,199)	-
Net earnings	$-	$-	$1,191	$-

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
El Cubo and Guadalupe y Calvo
Revenue from mining operations	$441	$9,387	$29,613	$9,387
Cost of goods sold	(820)	(6,133)	(23,741)	(17,613)
General and administrative	(55)	(479)	(748)	(1,398)
(Loss) / earnings from operations	(434)	2,775	5,124	(9,624)
Foreign exchange (loss) / gain	(278)	5,136	(3,403)	2,890
Other income / (expense)	118	(95)	(65)	(230)
(Loss) / earnings before income taxes prior to disposition	(594)	7,816	1,656	(6,964)
Income tax recovery / (expense)	1,215	(3,734)	(25)	(1,078)
Net earnings / (loss) prior to disposition	621	4,082	1,631	(8,042)
Gain on disposal	24,062	-	24,062	-
Disposition-related costs	(1,820)	-	(1,928)	-
Income tax expense on disposal	(3,362)	-	(2,617)	-
Net earnings / (loss)	$19,501	$4,082	$21,148	$(8,042)

Ocampo mine
Revenue from mining operations	$36,850	$73,573	$150,668	$231,681
Cost of goods sold	(20,615)	(29,376)	(91,290)	(90,636)
General and administrative	(3,209)	(2,649)	(8,386)	(8,217)
Earnings from operations	13,026	41,548	50,992	132,828
Foreign exchange (loss) / gain	(2,729)	9,281	(4,982)	8,289
Other (loss) / income	(3,162)	451	(2,099)	1,881
Earnings before income taxes prior to disposition	7,135	51,280	43,911	142,998
Income tax expense	(34,417)	(13,374)	(43,775)	(42,301)
Net (loss) / earnings	$(27,282)	$37,906	$136	$100,697

Net (loss) / earnings from discontinued operations	$(7,781)	$41,988	$22,475	$92,655

Net (decrease) / increase in cash and cash equivalents from discontinued operations:

Australian operations
Operating cash flows	$-	$-	$25,958	$-
Investing cash flows	-	-	(25,744)	-
Financing cash flows	-	-	(2,103)	-
Effect of foreign exchange on cash	-	-	31	-
Net decrease in cash and cash equivalents	$-	$-	$(1,858)	$-

El Cubo and Guadalupe y Calvo
Operating cash flows	$(814)	$1,359	$4,008	$(17,364)
Investing cash flows	(1,054)	(4,771)	(13,471)	(7,236)
Financing cash flows	-	-	-	-
Effect of foreign exchange on cash	4	(118)	(21)	(19)
Net decrease in cash and cash equivalents	$(1,864)	$(3,530)	$(9,484)	$(24,619)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
Ocampo mine
Operating cash flows	$10,222	$41,378	$49,633	$148,155
Investing cash flows	(28,690)	(26,833)	(81,049)	(80,112)
Financing cash flows	(586)	(1,013)	(2,833)	(3,431)
Effect of foreign exchange on cash	93	(2,166)	759	(859)
Net (decrease) / increase in cash and cash equivalents	$(18,961)	$11,366	$(33,490)	$63,753

Net (decrease) / increase in cash and cash equivalents from discontinued operations	$(20,825)	$7,836	$(44,832)	$39,134

5.	Cash and cash equivalents

Cash and cash equivalents are comprised of the following:

	September 30	December 31
	2012	2011
Cash	$46,825	$168,391
Cash equivalents	8,865	11,053
	$55,690	$179,444

Cash equivalents are short-term investments that represent the Company’s investments in three-month Government of Mexico treasury bills and other similar instruments.

At September 30, 2012, the Company had issued letters of credit totaling $2,542 (December 31, 2011 - $2,458) against one of the Company’s bank accounts.

6.	Investments

			Three months ended		Nine months ended
			September 30, 2012		September 30, 2012
				Realized &		Realized &
			Unrealized	unrealized	Unrealized	unrealized
	September 30	September 30	gains/(losses)	gains/(losses)	gains/(losses)	gains/(losses)
	2012	2012	included in	included in	included in	included in
	Cost	Fair value	OCI	earnings	OCI	earnings
Securities(i)	$170	$69	$10	$-	$(29)	$-
Securities(ii)	97,623	118,044	-	20,251	-	17,313
Warrants(ii)	80	-	-	-	-	(13)
	$97,873	$118,113	$10	$20,251	$(29)	$17,300

			Three months ended		Nine months ended
			September 30, 2011		September 30, 2011
				Realized &		Realized &
			Unrealized	unrealized	Unrealized	unrealized
	December 31	December 31	gains/(losses)	gains/(losses)	gains/(losses)	gains/(losses)
	2011	2011	included in	included in	included in	included in
	Cost	Fair value	OCI	earnings	OCI	earnings
Securities(i)	$170	$98	$(69)	$4,799	$(1,272)	$8,331
Securities(ii)	7,049	7,767	-	7,923	-	7,863
Warrants(ii)	748	13	-	27	-	(831)
	$7,967	$7,878	$(69)	$12,749	$(1,272)	$15,363

(i)	Classified as available-for-sale financial assets.
(ii)	Classified as financial assets at fair value through profit or loss.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

As part of the consideration received upon the disposition of the Company’s Australian operations on May 4, 2012, the Company received 20 million shares of Crocodile Gold. These shares were classified as financial assets at fair value through profit or loss and initially recognized at a fair value of $9,642.

As part of the consideration received upon the disposition of the El Cubo mine and Guadalupe y Calvo exploration property on July 13, 2012, the Company received 11,037,528 common shares of Endeavour. These shares were classified as financial assets at fair value through profit or loss and initially recognized at a fair value of $87,746.

Subsequent to September 30, 2012, the Company sold all of its common shares of Endeavour and Crocodile Gold. Refer to note 19 for further discussion.

7.	Inventories

	September 30	December 31
	2012	2011
Supplies	$11,516	$32,905
Ore stockpiles	23,918	2,569
Ore in process	95,664	149,817
Finished goods	4,802	3,038
	135,900	188,329
Less: Long-term portion	(66,262)	(51,238)
	$69,638	$137,091

Ore in process inventory at September 30, 2012 included $17,283 (December 31, 2011 - $25,540) related to the excess of the fair value of El Chanate inventory over its carrying value at the acquisition date, which is being amortized into earnings as the related inventory is sold.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

8.	Property, plant and equipment & mining interests

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
Cost
At December 31, 2011	$651,708	$638,600	$850,785	$211,251	$2,352,344
Additions	195,143	97,676	61,221	6,344	360,384
Disposals	(48,086)	(185,381)	(32,650)	(95,289)	(361,406)
Reclassifications	-	79,809	(79,809)	-	-
Assets classified as held for sale	(280,556)	(418,277)	(26,212)	(3,727)	(728,772)
At September 30, 2012	$518,209	$212,427	$773,335	$118,579	$1,622,550
Accumulated amortization, depletion and impairment charges
At December 31, 2011	(132,660)	(126,911)	-	(59,973)	(319,544)
Amortization and depletion	(27,306)	(34,778)	-	-	(62,084)
Disposals	25,160	51,238	-	57,820	134,218
Impairment charges	-	-	-	(1,537)	(1,537)
Assets classified as held for sale	124,387	84,063	-	3,690	212,140
At September 30, 2012	$(10,419)	$(26,388)	$-	$-	$(36,807)
Carrying value
At December 31, 2011	$519,048	$511,689	$850,785	$151,278	$2,032,800
At September 30, 2012	$507,790	$186,039	$773,335	$118,579	$1,585,743

The carrying values by mine are as follows:

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
El Chanate	$41,701	$108,166	$7,206	$-	$157,073
Young-Davidson	434,929	77,873	766,129	-	1,278,931
Corporate and other	31,160	-	-	118,579	149,739
At September 30, 2012	$507,790	$186,039	$773,335	$118,579	$1,585,743

Ocampo	$155,906	$287,996	$28,273	$-	$472,175
El Chanate	34,680	94,874	3,901	-	133,455
El Cubo	19,970	123,140	31,882	-	174,992
Young-Davidson	278,512	5,679	786,729	-	1,070,920
Corporate and other	29,980	-	-	151,278	181,258
At December 31, 2011	$519,048	$511,689	$850,785	$151,278	$2,032,800

During the nine months ended September 30, 2012, the Company discontinued its exploration program on the La Bandera exploration property, which was included in Corporate and other. As a result, the Company recognized an impairment charge of $1,537 and a tax recovery of $400, for a net impairment charge of $1,137 in the Condensed Consolidated Statements of Operations.

The carrying value of construction in progress at September 30, 2012 was $99,006 (December 31, 2011 - $218,054), including $90,838 (December 31, 2011 - $213,196) relating to the Young-Davidson mine.

The Company has made commitments to acquire property, plant and equipment totaling $9,807 at September 30, 2012 (December 31, 2011 – $76,931).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

9.	Long-term debt and equipment financing obligations

On April 25, 2012, the Company’s revolving credit facility was expanded to $250 million. The expanded credit facility carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the leverage ratio of the Company. The facility matures on April 25, 2016 and may be extended upon mutual agreement by all parties. The financial covenants associated with this expanded facility remain unchanged, and there are no operational performance covenants. No payments are due until the maturity date.

During the three and nine months ended September 30, 2012, the Company received proceeds of $nil and $66,410 (three and nine months ended September 30, 2011 - $nil and $10,000), respectively, from the revolving credit facility and $5,127 and $11,009 (three and nine months ended September 30, 2011 - $nil), respectively, from equipment financing arrangements.

10.	Provisions

In March 2008, the Company was named as a defendant in a claim filed by Ed J. McKenna. The plaintiff was seeking, among other things, an order certifying the action as a class proceeding and $75 million in special and general damages and $5 million in punitive damages on behalf of the class. In July 2008, the claim was amended to, among other things, assert new claims and increase the damages sought from $80 million to $160 million. In November 2011, the court certified the action as a class proceeding. On October 5, 2012, the Company reached an agreement to settle this class action lawsuit, subject to approval of the court and the right of the Company to terminate the agreement under certain circumstances. At September 30, 2012, the Company recognized a provision of $13,470 relating to this lawsuit, which was partially offset by an insurance receivable of $11,083, for a net settlement amount of $2,387.

11.	Shareholders’ equity

(a)	Capital stock

Authorized:

Unlimited number of common shares.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non- participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non- participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

The Company’s shares have no par value.

Issued and outstanding:

	September 30, 2012		September 30, 2011
	Number of		Number of
	common	Ascribed	common	Ascribed
	shares	value	shares	value
Balance, beginning of period	281,605,752	$2,301,419	138,864,315	$881,960
Shares issued on acquisition of Capital Gold Corporation	-	-	32,796,771	343,886
Change of control shares issued on acquisition of Capital Gold Corporation	-	-	381,014	3,839
Shares issued as payment for acquisition-related services	-	-	260,000	2,704
Shares issued as payment for disposition-related services	211,991	1,736	-	-
Shares issued through employee share purchase plan	165,398	1,377	53,817	509
Shares issued on redemption of deferred share units	31,544	289	-	-
For cash pursuant to exercise of warrants issued	-	-	1,500,000	15,379
Fair value of warrants exercised	-	-	-	3,977
For cash pursuant to exercise of stock options	120,992	561	900,168	5,489
Fair value of share-based compensation	-	717	21,359	5,436
Balance, end of period	282,135,677	$2,306,099	174,777,444	$1,263,179

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

(b)	Stock options (in Canadian dollars)

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The maximum number of common shares that may be reserved for issuance under the plan is 6% of the common shares outstanding (on a non-diluted basis). The maximum number of common shares that may be reserved for issuance to any one person on the exercise of options granted under the plan is 5% of the common shares outstanding on the most recent grant date (on a non-diluted basis), less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares from treasury granted as a compensation or incentive mechanism. Stock options are generally exercisable for a maximum period of five to seven years from the grant date, and have vesting periods of four years or as determined by the Company’s Board of Directors.

The fair value of the options granted during the year was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	September 30	September 30
	2012	2011
Dividend yield	0%	0%
Expected volatility	58.13%	62.66%
Risk free interest rate	1.31%	2.10%
Expected life	4.10 years	3.96 years
Exercise price	$7.81	$9.83
Share price	$7.97	$9.99
Grant date fair value	$3.68	$4.77

Expected volatility was determined based on historical share price volatility.

	September 30, 2012		September 30, 2011
		Weighted		Weighted
	Options	average price	Options	average price
Outstanding, beginning of period	9,088,553	$8.93	4,425,360	$9.40
Options issued on acquisition of Capital Gold Corporation	-	$-	802,103	$5.65
Granted	1,531,268	$7.80	721,500	$9.83
Forfeited	(255,000)	$9.66	(161,250)	$9.65
Expired	(569,475)	$16.32	(472,027)	$10.44
Exercised	(120,992)	$4.70	(900,168)	$6.20
Outstanding, end of period	9,674,354	$8.35	4,415,518	$9.45
Options exercisable, end of period	5,800,711	$8.13	2,102,518	$10.24

During the nine months ended September 30, 2012, employees, consultants, officers and directors of the Company exercised 120,992 options (nine months ended September 30, 2011 – 900,168) for total proceeds of $563 (nine months ended September 30, 2011 - $5,292). The weighted average share price at the date of exercise for stock options exercised during the nine months ended September 30, 2012 was $9.03 (nine months ended September 30, 2011 - $10.81) .

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

Set forth below is a summary of the outstanding options to purchase common shares as at September 30, 2012:

	Options outstanding			Options exercisable
	Number	Weighted average	Average life	Number	Weighted average
Option Price	outstanding	exercise price	(yrs)	exercisable	exercise price
$2.01 - 4.50	434,824	$2.83	3.28	434,824	$2.83
$4.51 - 5.50	18,250	$5.29	3.61	18,250	$5.29
$5.51 - 6.00	117,968	$5.82	2.76	117,968	$5.82
$6.01 - 6.50	315,000	$6.32	2.30	256,250	$6.33
$6.51 - 7.00	1,536,000	$6.77	5.06	624,000	$6.84
$7.01 - 7.50	583,575	$7.26	2.06	493,575	$7.23
$7.51 - 9.00	2,471,999	$8.11	4.66	1,587,124	$8.03
$9.01 - 9.50	1,566,500	$9.33	4.08	544,000	$9.40
$9.51 - 10.00	1,283,168	$9.75	4.00	1,019,400	$9.79
$10.01 - 10.50	210,000	$10.10	5.29	60,000	$10.14
$10.51 - 11.00	317,375	$10.89	5.45	47,375	$10.58
$11.01 - 16.00	819,695	$11.43	2.80	597,945	$11.31
Total	9,674,354			5,800,711

(c)	Employee share purchase plan

The Company has an Employee Share Purchase Plan which enables employees to purchase Company shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees’ contributions. The common shares are purchased based on the volume weighted average closing price of the last five days prior to the end of the quarter. During the three and nine months ended September 30, 2012, the Company recognized $200 and $514 as expense (three and nine months ended September 30, 2011 - $100 and $248) related to this plan. At September 30, 2012, all of the current quarter expense was payable by the Company (December 31, 2011 - $179).

(d)	Deferred share unit plan

The Company has a Deferred Share Unit (“DSU”) plan which provides an alternative form of compensation for Senior Officers and members of the Company’s Board of Directors. Each unit entitles the participant to receive one common share of the Company from treasury upon redemption. DSUs are measured on the grant date using the Company’s volume-weighted average closing price of the last five days immediately preceding the grant date. A total of 36,607 DSUs (nine months ended September 30, 2011 – 26,242) with a grant date fair value of $318 (nine months ended September 30, 2011 - $267) were granted and vested during the nine months ended September 30, 2012. In addition, a total of 31,544 DSUs were redeemed during the nine months ended September 30, 2012. At September 30, 2012, 253,818 DSUs were vested and outstanding (December 31, 2011 – 248,755).

12.	Earnings / (loss) from operations

Earnings / (loss) from operations includes the following expenses presented by function:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
Cost of sales	$26,238	$13,029	$55,715	$28,286
General and administrative	8,810	5,011	24,091	16,282
Exploration and business development	349	2,617	2,416	12,718
	$35,397	$20,657	$82,222	$57,286

Exploration and business development for the nine months ended September 30, 2012 includes an impairment charge of $1,537 (nine months ended September 30, 2011 - $nil) related to the La Bandera property, which is discussed further in note 8.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

13.	Other income

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
Unrealized gain / (loss) on investments	$20,251	$(8)	$17,632	$(970)
Realized gain / (loss) on sale of investments	-	12,757	(332)	16,289
Unrealized gain / (loss) on derivative liabilities	730	401	1,923	(1,616)
Realized gain on derivative liabilities	-	385	-	385
Fair value adjustment on option component of convertible senior notes	14,416	-	10,232	-
Unrealized gain on contingent consideration	5,137	-	5,137	-
Loss on extinguishment of debt	-	-	(2,406)	-
Loss on discontinuance of hedge accounting	(1,882)	-	(1,882)	-
Net provision for lawsuit	(2,387)	-	(2,387)	-
Interest income	177	108	1,440	204
Other	(208)	-	(94)	(56)
	$36,234	$13,643	$29,263	$14,236
.

14.	Income taxes

The current income tax expense recognized during the three and nine months ended September 30, 2012 is based on the Company’s best estimate of the weighted average annual income tax rate expected for the full year, applied to the earnings before income taxes for the period. The Company determines the expected effective tax rate based on the estimated taxable profit or loss for the period, and thereby excludes non-tax deductible items from this determination.

15.	Earnings per share

Basic earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the three and nine months ended September 30, 2012. Diluted earnings per share is based on the assumption that stock options and warrants issued that have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the year and the date granted. Net earnings and basic weighted average shares outstanding are reconciled to diluted net earnings and diluted weighted average shares outstanding, respectively, as follows:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
Net earnings from continuing operations	$43,018	$20,626	$36,199	$6,268
Dilution adjustments:
Convertible senior notes	(13,866)	-	(9,681)	-
Diluted net earnings from continuing operations	29,152	20,626	26,518	6,268
Net (loss) / earnings from discontinued operations	(7,781)	41,988	22,475	92,655
Diluted net earnings	$21,371	$62,614	$48,993	$98,923

Basic weighted average shares outstanding	282,235,806	173,964,930	282,086,147	160,424,171
Dilution adjustments:
Stock options	294,942	808,632	561,387	709,609
Warrants issued	-	224,105	-	-
Convertible senior notes	14,932,634	-	14,932,634	-
Diluted weighted average shares outstanding	297,463,382	174,997,667	297,580,168	161,133,780

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The following items were excluded from the computation of diluted weighted average shares outstanding for the three and nine months ended September 30, 2012 because their effect would have been anti-dilutive:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
Stock options	8,652,812	1,165,583	6,716,730	2,187,133
Warrants issued	1,585,000	-	1,585,000	750,000
.

16.	Supplemental cash flow information

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
Items not affecting cash:	2012	2011	2012	2011
Amortization and depletion	$3,886	$2,203	$9,142	$4,278
Unrealized foreign exchange loss / (gain)	7,952	(5,613)	12,961	(5,774)
Share-based compensation, net of forfeitures	1,974	1,183	5,037	3,536
Deferred income tax recovery	(17,150)	(463)	(21,040)	(1,715)
Impairment charge	-	-	1,537	-
Unrealized (gain) / loss on investments	(20,251)	8	(17,632)	970
Realized (gain) / loss on sale of investments	-	(12,757)	332	(16,289)
Acquisition-related costs paid by issuance of warrants and shares	-	-	-	7,316
Unrealized (gain) / loss on derivative liabilities	(730)	(401)	(1,923)	1,616
Realized gain on derivative liabilities	-	(385)	-	(385)
Fair value adjustment on option component of convertible senior notes	(14,416)	-	(10,232)	-
Unrealized gain on contingent consideration	(5,137)	-	(5,137)	-
Loss on extinguishment of debt	-	-	1,897	-
Loss on discontinuance of hedge accounting	1,882	-	1,882	-
Net provision for lawsuit (Note 10)	2,387	-	2,387	-
Other non-cash items	597	1,628	121	4,000
	$(39,006)	$(14,597)	$(20,668)	$(2,447)

Change in non-cash operating working capital:
Receivables	$288	$51	$10,460	$(2,168)
Prepaids and deposits	(316)	145	(116)	521
Inventories	(32,901)	388	(38,651)	4,508
Trade payables and accrued liabilities	26,085	719	18,557	1,964
Current income tax liability	3,058	2,642	7,730	2,339
	$(3,786)	$3,945	$(2,020)	$7,164

Supplemental information:
Interest paid	$4,310	$556	$9,596	$1,614
Income taxes paid	$3,262	$12,003	$23,292	$25,358

Non-cash transactions:
Acquisition of Capital Gold Corporation through issuance of shares and options	$-	$-	$-	$352,931
Receipt of common shares upon disposition of El Cubo and Guadalupe y Calvo	$87,746	$-	$87,746	$-
Receipt of common shares upon disposition of Australian operations	$-	$-	$9,642	$-
Unwinding of discount on convertible notes capitalized to mining interests	$506	$-	$2,024	$-
Interest payable capitalized to mining interests	$21	$-	$1,664	$-
Acquisition of assets through finance leases	$-	$-	$900	$-
Disposition-related costs paid by issuance of shares	$1,736	$-	$1,736	$-

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

17.	Financial instruments and risk management

Fair values of financial instruments

IFRS 7, Financial Instruments: Disclosures, establishes a valuation hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions. The fair value hierarchy is as follows:

-	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
-

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data or other means.

-	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair values of equity securities owned by the Company are based on quoted market prices for the identical security (Level 1). The Company’s fair value estimates for derivative contracts are based on quoted market prices for comparable contracts (Level 2). These estimates represent the amount that the Company would have received from (or paid to) a counterparty to settle the contract at the balance sheet date. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).

The following table outlines the Company’s financial assets and liabilities measured at fair value within the fair value hierarchy:

	September 30, 2012		December 31, 2011
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents	$55,690	$-	$179,444	$-
Financial assets at fair value through profit or loss
Equity investments	118,044	-	7,767	-
Warrants held	-	-	-	13
Contingent consideration	-	10,964	-	-
Available-for-sale financial assets
Equity investments	69	-	98	-
Financial liabilities at fair value through profit or loss
Option component of convertible senior notes	-	(9,849)	-	(20,081)
Currency forwards	-	(1,882)	-	(9,637)
Warrants issued	-	(985)	-	(883)
	$173,803	$(1,752)	$187,309	$(30,588)

Due to their short-term maturities, the fair value of short-term investments within cash and cash equivalents approximates their carrying amount.

The Company’s equity investments, both available-for-sale and at fair value through profit or loss, are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of investment securities is calculated as the quoted market price of the investment equity security multiplied by the quantity of shares held by the Company.

The fair value of warrants, both held and issued, that are not traded on an active market is determined using a pricing model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy.

The Company calculates the fair value of the contingent consideration using a valuation model, which is based on the gold price exceeding specified levels during the three years following the closing date of the transaction. This model uses a valuation approach that relies on simulated weekly gold prices over the remaining term, which ends on July 13, 2015, using an initial gold price of $1,778 per ounce at September 30, 2012. As the valuation of the contingent consideration is dependent on inputs derived from observable data, it is classified within Level 2 of the fair value hierarchy.

Changes in gold price assumptions would have the following impact on net earnings for the three and nine months ended September 30, 2012:

5% increase in gold prices	$3,156
5% decrease in gold prices	$(2,666)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

During the three and nine months ended September 30, 2012, the Company recognized an unrealized gain of $5,137 on the Condensed Consolidated Statements of Operations related to the contingent consideration asset.

The Company calculates the fair value of the option component of convertible senior notes using a valuation model, which uses inputs, including the Company’s share price, share price volatility, and credit spreads. Because the valuation is dependent on inputs derived from observable market data, the option component of the convertible senior notes is classified within Level 2 of the fair value hierarchy. The fair value was calculated using the following assumptions as of September 30, 2012:

Volatility	24.17%
Credit spreads	4.00%

Changes in these assumptions would have the following impact on net earnings for the three and nine months ended September 30, 2012:

5% increase in volatility	$(4,010)
5% decrease in volatility	$3,774
0.5% increase in credit spreads	$(577)
0.5% decrease in credit spreads	$556

The fair value of forward contracts is determined using forward pricing spreads in effect at the balance sheet date. These spreads are supported by observable market conditions and are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

Foreign currency exchange rate risk

As at September 30, 2012, the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the US dollar. The Company has entered into agreements to purchase Mexican pesos amounting to $38,421 at exchange rates ranging from 12.31 pesos per US dollar to 12.68 pesos per US dollar. These currency hedges had been previously accounted for as cash flow hedges of specified, peso-denominated costs at the Ocampo mine but were discontinued at September 30, 2012 due to the forecasted transactions no longer being highly probable as a result of the disposition of the mine. The remaining forward contracts continue to have economic purpose, as hedges against the risk of an increase in the rise of the Mexican peso versus the US dollar at the Company’s El Chanate mine, however, will not be designated as hedging relationships going forward.

The outstanding contracts settle at various dates between December 21, 2012 and September 20, 2013 and have a negative fair value of $1,882 at September 30, 2012 (September 30, 2011 – negative fair value of $10,437). Prior to September 30, 2012 these amounts had all been recognized in other comprehensive income. Upon the discontinuation of the hedging relationship, these amounts were reclassified from other comprehensive income to net earnings. In future periods, any changes in the fair value of these contracts, along with any realized gains or losses on settlement, will be recognized in net earnings.

A forward contract was settled during the three months ended September 30, 2012, resulting in a loss of $502. The recognition of this hedging loss resulted in a $211 increase in production costs, a $59 increase in inventory, a $39 increase in general and administrative costs, and a $193 increase in mining interests. Three forward contracts were settled during the nine months ended September 30, 2012, resulting in a loss of $2,297. The recognition of this hedging loss resulted in a $747 increase in production costs, a $529 increase in inventory, a $149 increase in general and administrative costs, and a $872 increase in mining interests.

A forward contract was settled during the three months ended September 30, 2011, resulting in a loss of $531. The recognition of this hedging loss resulted in a $117 increase in production costs, a $150 increase in inventory, a $42 increase in general and administrative costs, and a $222 increase in mining interests. Three forward contracts were settled during the nine months ended September 30, 2011, resulting in a gain of $1,066. The recognition of this hedging gain resulted in a $472 decrease in production costs, a $41 decrease in inventory, a $52 decrease in general and administrative costs, and a $501 decrease in mining interests.

21

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

18.	Segmented information

The Company’s reportable segments are consistent with the Company’s operating segments and consist of the geographical regions in which the Company operates. In determining the Company’s segment structure, the Company considered the basis on which management, including the chief operating decision maker, reviews the financial and operational performance of the Company, and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company has two reportable segments, as follows:

-	Mexico: El Chanate mine
-	Canada: Young-Davidson mine

Corporate and other consists of the Company’s corporate offices and exploration properties. Discontinued operations consist of the Fosterville mine and Stawell mine in Australia, as well as the Ocampo mine, the El Cubo mine and Guadalupe y Calvo exploration property in Mexico. Refer to note 4 for further information on the Company’s discontinued operations.

The following are the operating results by reportable segment:

	Three months ended September 30, 2012
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations

Revenue from mining operations	$32,705	$7,067	$-	$39,772	$37,291

Production costs, excluding amortization & depletion	10,445	3,478	-	13,923	13,658
Refining costs	92	-	-	92	266
Amortization and depletion	3,020	776	90	3,886	7,511
Reclamation, care and maintenance costs	-	-	8,337	8,337	-
General and administrative	72	73	8,665	8,810	3,264
Exploration and business development	-	-	349	349	-
	13,629	4,327	17,441	35,397	24,699
Earnings / (loss) from operations	$19,076	$2,740	$(17,441)	$4,375	$12,592
Expenditures on property, plant and equipment, mining interests & intangible assets	$13,691	$64,178	$1,990	$79,859	$29,744

	Three months ended September 30, 2011
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations

Revenue from mining operations	$29,127	$-	$-	$29,127	$82,960

Production costs, excluding amortization & depletion	10,707	-	-	10,707	23,811
Refining costs	119	-	-	119	445
Mine standby costs	-	-	-	-	284
Amortization and depletion	2,164	-	39	2,203	10,969
General and administrative	116	-	4,895	5,011	3,128
Exploration and business development	-	-	2,617	2,617	-
	13,106	-	7,551	20,657	38,637
Earnings / (loss) from operations	$16,021	$-	$(7,551)	$8,470	$44,323
Expenditures on property, plant and equipment, mining interests & intangible assets	$7,402	$-	$456	$7,858	$31,604

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

	Nine months ended September 30, 2012
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations

Revenue from mining operations	$93,436	$7,067	$-	$100,503	$267,548

Production costs, excluding amortization & depletion	30,614	3,478	-	34,092	135,411
Refining costs	308	-	-	308	1,335
Amortization and depletion	7,992	776	374	9,142	35,573
Reclamation, care and maintenance costs	-	-	12,173	12,173	-
General and administrative	343	73	23,675	24,091	9,629
Exploration and business development	-	-	879	879	911
Impairment charge	-	-	1,537	1,537	22,857
	39,257	4,327	38,638	82,222	205,716
Earnings / (loss) from operations	$54,179	$2,740	$(38,638)	$18,281	$61,832
Expenditures on property, plant and equipment, mining interests & intangible assets	$37,850	$264,272	$6,201	$308,323	$120,264

	Nine months ended September 30, 2011
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations

Revenue from mining operations	$54,236	$-	$-	$54,236	$241,068

Production costs, excluding amortization & depletion	23,788	-	-	23,788	62,121
Refining costs	220	-	-	220	1,278
Mine standby costs	-	-	-	-	11,430
Amortization and depletion	3,935	-	343	4,278	33,420
General and administrative	466	-	15,816	16,282	9,615
Exploration and business development	-	-	12,718	12,718	-
	28,409	-	28,877	57,286	117,864
Earnings / (loss) from operations	$25,827	$-	$(28,877)	$(3,050)	$123,204
Expenditures on property, plant and equipment, mining interests & intangible assets	$13,319	$-	$800	$14,119	$87,348

The following are total assets by reportable segment:

			Discontinued	Corporate
	Mexico(1)	Canada	operations	and other(1)	Total
Total assets at September 30, 2012	$503,033	$1,624,826	$670,069	$425,439	$3,223,367
Total assets at December 31, 2011	$1,304,087	$1,386,217	$167,623	$321,152	$3,179,079

(1)

The Mexico reportable segment and Corporate and other includes assets of the Ocampo mine, the El Cubo mine and Guadalupe y Calvo exploration property at December 31, 2011, respectively, as these assets were classified as held for sale during 2012.

The Company’s revenue is derived from the sale of gold and silver in Mexico and Canada, as disclosed in the tables above. Prior to the disposition of the Australian operations, the Ocampo mine, and the El Cubo mine, the Company sold all gold and silver produced to four customers. The Company now sells all gold and silver produced to two customers. The Company is not economically dependent on these customers for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

19.	Events after the reporting period

(a)	Ocampo mine

On October 9, 2012, the Company entered into a definitive agreement with Minera Frisco, pursuant to which Minera Frisco will acquire the Company’s Ocampo mine and the Venus and Los Jarros exploration properties located in Chihuahua, Mexico, as well as a 50% interest in the Orion advanced development project located in Nayarit, Mexico, for total consideration of $750 million in cash. The transaction is expected to close in December 2012. Refer to note 4(c) for further information.

(b)	Sale of investments

During October 2012, the Company sold its entire equity interest in both Endeavour and Crocodile Gold on a block trade basis for gross proceeds of $97.0 million and $7.6 million, respectively.